Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 5, 2026

FAIRFAX FILES EARLY WARNING REPORT
IN RESPECT OF BLUE ANT MEDIA

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has filed an early warning report (the “Early Warning Report”) under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with its holdings of subordinate voting shares (“Subordinate Voting Shares”) of Blue Ant Media Corporation (TSX: BAMI) (“Blue Ant” or the “Corporation”).

On January 28, 2026, the Corporation completed its acquisition of Thunderbird Entertainment Group Inc. (“Thunderbird”), pursuant to which the Corporation issued 5,857,979 Subordinate Voting Shares as partial consideration for the Thunderbird acquisition. As a result of this share issuance, the total number of outstanding Subordinate Voting Shares of the Corporation increased from 21,861,388 to 27,719,367, which had a dilutive effect on Fairfax’s percentage ownership in the Corporation.

Immediately prior to the Thunderbird acquisition, Fairfax held 4,964,723 Subordinate Voting Shares of the Corporation, representing approximately 22.5% of the then-outstanding Subordinate Voting Shares. Following the completion of the Thunderbird acquisition and the resulting issuance of 5,857,979 new Subordinate Voting Shares, Fairfax’s percentage ownership was diluted to approximately 17.9% of the outstanding Subordinate Voting Shares. Fairfax subsequently acquired 550,000 Subordinate Voting Shares. As a result, Fairfax now holds an aggregate of 5,514,723 Subordinate Voting Shares of the Corporation, representing approximately 19.9% of the 27,719,367 Subordinate Voting Shares currently outstanding.

Fairfax holds the Subordinate Voting Shares for investment purposes and, in the future, it may discuss with management and the board of directors of Blue Ant any of the transactions listed in clauses (a) to (k) of item 5 of 62-103F1 and may further purchase, hold, vote, trade, dispose or otherwise deal in the Subordinate Voting Shares in such manner as it deems advisable to benefit from changes in market prices of such securities, publicly disclosed changes in the operations of Blue Ant, its business strategy or prospects or from any sale, merger or other material transaction involving Blue Ant.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below. Blue Ant’s head and registered office is located at 99 Atlantic Avenue, 4th Floor, Toronto, Ontario M6K 3J8. Fairfax’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941